Filed by Integrated Circuit Systems, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Integrated Circuit Systems, Inc.

Commission File No. 0-19299

Integrated Circuit Systems, Inc.

Corporate Headquarters	Company Contact:
2435 Boulevard of the Generals	Justine Lien, CFO
Norristown, PA 19403	Integrated Circuit Systems, Inc.
Phone: 610-630-5300	610-630-5300
Fax: 610-630-5399
Web Site: http://www.icst.com

ICS SETS DATE OF SPECIAL MEETING OF SHAREHOLDERS

FOR VOTE ON ITS PROPOSED MERGER WITH IDT

NORRISTOWN, PA, August 15, 2005 — Integrated Circuit Systems, Inc. (NASDAQ: ICST) (“ICS”) today announced that it has called a special meeting of shareholders for 10:30 a.m., local time, on Thursday, September 15, 2005, at which holders of ICS common stock will be asked to approve the proposed merger between ICS and Integrated Device Technology, Inc. (NASDAQ: IDTI) (“IDT”). The approval by the holders of ICS common stock of the merger is a condition to the consummation of the proposed merger.

Holders of ICS common stock of record as of August 8, 2005 will be allowed to vote by proxy or by attending the special meeting and voting in person. ICS is mailing to its shareholders a joint proxy statement/prospectus that contains important information regarding the proposed merger. ICS shareholders are urged to read the joint proxy statement/prospectus.

Additionally, IDT’s registration statement on Form S-4, which includes the joint proxy statement/ prospectus, was declared effective by the Securities and Exchange Commission on August 10, 2005. ICS anticipates that the merger will close by the end of the third quarter of calendar year 2005. The proposed merger remains subject to several closing conditions, including approval by the shareholders of both ICS and IDT.

About ICS

ICS is a world leader in the design, development, and marketing of silicon timing devices for communications, networking, computing, and digital multimedia applications. The company is headquartered in Norristown, PA, with key facilities in San Jose, CA; Tempe, AZ; Worcester, MA; and Singapore. For more information, visit the company’s web site at:

http://www.icst.com.

Safe Harbor Statement

This release contains, in addition to statements of historical fact, certain forward-looking statements. These forward-looking statements involve risk and uncertainty. Actual results could differ from those currently anticipated due to a number of factors, including those mentioned in documents filed with the SEC by both IDT and ICS. Forward-looking statements are based on information available to management at the time, and they involve judgments and estimates. There can be no assurance as to the timing of the closing of the merger, or whether the merger will close at all, or that the expected synergies and cost savings will be realized. Factors that could cause results to differ from expectations include the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of IDT and ICS stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; transaction costs, the level of market demand for the products of the companies, competitive pressures, economic conditions in the U.S. and other countries where the companies operate, information technology spending, technological obsolescence, industry competition and other specific factors discussed in the joint proxy statement/prospectus filed by IDT in a registration statement on Form S-4 and by ICS under cover of Schedule 14A, as well as in IDT’s and ICS’s most recent Annual Reports on Form 10-K and IDT’s and ICS’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. IDT and ICS assume no responsibility to update any forward-looking statements as a result of new information or future developments.

Participants in the Transaction

IDT, ICS and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information about the directors and executive officers of IDT and their ownership of IDT shares as well as information about the directors and executive officers of ICS and their ownership of ICS shares is set forth in the joint proxy statement/prospectus filed both by IDT in a registration statement on Form S-4 and by ICS under cover of Schedule 14A. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Additional Information And Where To Find It

In connection with the merger, IDT has filed a registration statement on Form S-4 containing a joint proxy statement/prospectus and ICS has filed that joint proxy statement/prospectus under cover of Schedule 14A. Investors and security holders are urged to read these because they contain important information about the transaction described herein. Investors and security holders may obtain free copies of these documents and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by IDT by contacting IDT Investor Relations. Investors and security holders may obtain free copies of the documents filed by ICS by contacting ICS Investor Relations.

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